19003151

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2019
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SpeedRoute LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Broadway, 30th Flr
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Bailey 347-427-9051
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza, Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Bailey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SpeedRoute LLC, as of December 31st, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

ALEX VLASTAKIS
Notary Public, State of New York
No. 01VL6326757
Qualified in Richmond County
Commission Expires June 22, 2019

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member of
SpeedRoute, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SpeedRoute, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows, and the related notes, for the year then ended (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2016.

New York, New York
February 15, 2019

SPEEDROUTE, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

Cash	$	780,732
Due from Broker		254,708
Commissions Receivable (Net of Allowance for Doubtful Accounts of $21,715)		2,197,377
Other Assets		4,908
TOTAL ASSETS	$	3,237,725

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Due to Affiliates	$	17,625
Accrued expenses and other liabilities		1,463,254
TOTAL LIABILITIES		1,480,879
Member's Equity		1,756,846
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,237,725

See the accompanying report of independent registered public accounting firm and notes to the financial statements

SPEEDROUTE, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE:		
Commission Income, Net	$	17,037,757
Securities Lending Revenue Share		295,798
Interest Income		3,403
TOTAL REVENUE		17,336,958
EXPENSES:		
Commission expense		11,885,486
Affiliate Service and Support Fees		3,171,520
Clearing Fees		982,886
Technology expense		667,444
Consulting & Legal Fees		390,225
Affiliate Commission expense		180,000
Accounting Fees		56,847
Regulatory Fees		45,622
Bad Debt Expense		19,553
Other Expenses		7,090
TOTAL EXPENSES		17,406,673
NET LOSS	$	(69,715)

See the accompanying report of independent registered public accounting firm and notes to the financial statements

SPEEDROUTE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Member's Equity - January 1, 2018	$	1,076,561
Capital Contribution from Parent		750,000
Net Loss		(69,715)
Member's Equity - December 31, 2018	$	1,756,846

See the accompanying report of independent registered public accounting firm and notes to the financial statements

SPEEDROUTE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:		
Net Loss		$ (69,715)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Non-Cash Adjustments:		
Change in Allowance for Doubtful Accounts		(30,100)
		(99,815)
(Increase) in operating assets:		
Other Assets	$ (4,908)	
Commissions receivable	(37,988)	
Due from Broker	(3,403)	
(Decrease) in operating liabilities:		
Accrued expenses and other liabilities	(39,567)	
Total adjustments		(85,866)
Net Cash used in operating activities		(185,681)
Cash Flow from financing activities: Parent company capital contribution		750,000
NET CHANGE IN CASH		564,319
Cash at January 1, 2018		216,413
Cash at December 31, 2018		$ 780,732

See the accompanying report of independent registered public accounting firm and notes to the financial statements

NOTE 1. ORGANIZATION

SpeedRoute, LLC (the 'Company') is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides sponsored access and routing execution services to broker-dealers and exchanges. The Company does not service direct customers (retail, institutional or proprietary). The Company's principal place of business is New York, NY.

The Company is a wholly owned subsidiary of tZERO Group, Inc. (formerly Medici, Inc.) which is a majority owned subsidiary of Overstock.com, Inc.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash consists of funds on deposit at financial institutions. The Company has no cash equivalents at December 31, 2018, which would include highly liquid investments purchased with an original maturity of three months or less.

Fair Value Measurements

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

Revenue Recognition

Securities transactions (and the related commission revenue and expense) are recorded on the trade date and on a gross basis. It is the Company's policy to treat cash consideration paid to its customers in the form of rebates as a reduction of revenue. During the year ended December 31, 2018, these rebates totaled $499,968.

Securities Lending Revenue Share is derived from a revenue sharing agreement, based on securities lending activity. This revenue share is based on daily accruing rebates, fees and funding, less specified related expenses, and received monthly. The Company provides infrastructure, technological services, software licenses and customer referrals.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and Credit Policy

Receivables are obligations due from the customer (broker-dealers or exchanges) under terms requiring payments up to thirty days from the previous production month. The Company does not accrue interest on unpaid receivables. Receipts of accounts receivable are applied to specific invoices identified on the customer remittance advice or, if unspecified, are applied to earliest unpaid invoices. Customer receivables balances with invoice dates that are greater than thirty days old are considered aged, non-allowable and reviewed for delinquency. The carrying amounts of aged receivables are reduced where necessary, and an allowance of $21,715 was recorded as of December 31, 2018.

Concentration of Credit Risk

The Company maintains cash balances with financial institutions in amounts which, at times, are more than amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of these institutions and has not experienced any credit losses with them. All the Company's revenue and receivables are derived from transactions with other Broker Dealers and Exchanges.

During the year ended December 31, 2018, the Company earned revenue from three customers totaling 26%, 17% and 13% of revenues. As of December 31, 2018, 32%, 23% and 10% of accounts receivable was owed from three customers.

Recent Accounting Pronouncements – Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers as of January 1, 2018 by applying the modified retrospective method. The Company's revenue recognition methods for its contracts with customers prior to the adoption of Topic 606 are consistent with its methods after the adoption of Topic 606. Accordingly, the adoption of the new standard did not result in a transition adjustment to opening retained earnings, and as a result, revenues for contracts with customers would not have been adjusted in prior periods and are not presented herein on an adjusted basis.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The new revenue guidance does not apply to revenue associated with financial instruments, including loans and securities that are accounted for under other U.S. GAAP, and as a result, did not have an impact on the elements of the Company's Statement of Operations.

The new standard primarily impacts the presentation of the following revenue streams of Commissions Income, net. The Company earns commission income revenues by acting as an agent on behalf of customers. The Company's performance obligations consist of trade execution and are satisfied on the trade date; accordingly, commissions income revenues are recorded on the trade date. Commission revenues are paid on settlement date; therefore, a receivable is recognized as of the trade date.

Disaggregation of Revenues

The following table presents the Company's revenue from contracts with customers disaggregated by the services described above, by timing of revenue recognition, reconciled to the Company's Statements of Operations for the year ended December 31, 2018:

Revenue Stream	Income Statement Classification	DEC 31, 2018
Revenue from Commissions Income, Net :		
Commissions and fees	Commissions Income, Net	$ 17,037,757
Other revenue:		
Securities Lending Revenue	Securities Lending Revenue Share	295,798
Interest income	Interest income	3,403
Total revenues	**Total revenues**	**$ 17,336,958**

Contract Assets and Contract Liabilities

The timing of the revenue recognition may differ from the timing of payment from customers. The Company records a receivable when revenue is recognized prior to payment, and when the Company has an unconditional right to payment. The Company records contract liability when payment is received, prior to the time at which the satisfaction of the service obligation. We had gross receivables related to revenues from contracts with customers of $2,219,093 as of December 31, 2018.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $1,251,579 which was $1,152,854 in excess of its required net capital of $98,725. The Company's net capital ratio was 1.18 to 1 as of December 31, 2018.

NOTE 4. RELATED PARTY AND AFFILIATED TRANSACTIONS

For the year ended December 31, 2018, the Company incurred commission expenses to Pro Securities, LLC, an entity related by common ownership, in the amount of $180,000. Of this amount, $15,000 is payable as of December 31, 2018, and included in "Due to Affiliates".

On July 1, 2016, the Company entered into an expense sharing agreement with t0 Technologies, LLC, a Delaware limited liability company and wholly owned subsidiary of t0.com, Inc. This contract has no formal maturity. This agreement covered the sharing of technology related services, rent and managerial support. As amended on November 1, 2017, the monthly fee is now $81,990. For the year ended December 31, 2018, the Company paid t0 Technologies, LLC, $983,880. This amount is included in "Affiliate Service and Support Fees" in the Statement of Operations. Of this amount, there is nothing payable as of December 31, 2018.

On November 1, 2017, the Company entered a service and expense sharing agreement with tZERO Group, Inc ("Parent"). This agreement covers payroll and personnel costs. The bi-weekly service fee is $84,140. For the year ended December 31, 2018, the Company paid service fees to the Parent in the amount of $2,187,640. This amount is included in "Affiliate Service and Support Fees" in the Statement of Operations. Of this amount, there is nothing payable as of December 31, 2018.

From time to time, the Parent may pay expenses incurred by the Company. There is an amount payable of $2,625 as of December 31, 2018 relating to legal fees paid by the Parent in 2017 on behalf of the Company. This amount is included in "Due to Affiliates".

NOTE 5. INCOME TAXES

No provision for federal and state income taxes has been made for the Company as it is a single-member limited liability company that is disregarded for income tax reporting purposes. The Company's income or loss is reportable by its sole member and included in the tax returns for the parent company, Overstock.com, Inc. The Company records its proportional share of the income tax expense incurred by Overstock.com, Inc. and treats this as an amount due to its parent. However, there was no income earned during the year ended December 31, 2018 and accordingly no provision for income taxes was recorded. Further, management did not record a net deferred tax asset associated with its net operating loss for the year ended December 31, 2018 due to the potential uncertainty of recovering this amount.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is no longer subject to federal, state or city examinations by authorities for years before 2014. There are no uncertain tax positions as of December 31, 2018.

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit as of December 31, 2018, or year then ended.

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such matters are without merit, or involve amounts which would not have a significant effect on the financial position of the company.

NOTE 7. GUARANTEES AND INDEMNIFICATIONS

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the

NOTE 7. GUARANTEES AND INDEMNIFICATIONS (continued)

occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2018.

NOTE 8. SUBSEQUENT EVENTS

The Company has evaluated the impact of all subsequent events through February 15, 2019, the date the Company's financial statements were available to be issued and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

SPEEDROUTE, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

Member's equity	$ 1,756,846
Less:	
Non-allowable assets	505,267
Net capital	1,251,579
Minimum net capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	98,725
Excess net capital	$ 1,152,854
Aggregate indebtedness	$ 1,480,879
Ratio of aggregate indebtedness to net capital	1.18 to 1

No material difference exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SPEEDROUTE, LLC
COMPUTATION FOR THE DETERMINATION OF THE RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR
BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii).

Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORTS

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member of
SpeedRoute, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SpeedRoute, LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which the company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) SpeedRoute, LLC stated that the company met the identified exemption provisions as of and for the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
February 15, 2019

SPEEDROUTE LLC'S EXEMPTION REPORT

SpeedRoute LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240. 15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

SpeedRoute, LLC

I, Stephen Bailey, swear that, to the best of my knowledge and belief, this Exemption Report, is true and correct.

By: [signature]

Title: FINOP

February 15, 2019

SPEEDROUTE, LLC
AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018
INCLUDING REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SPEEDROUTE, LLC
FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018

CONTENTS

	PAGE
Facing Page Oath or Affirmation	1 - 2
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Member's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 13
Supplementary Information:	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	14
Computation for the Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers or Dealers Pursuant to Rule 15c3-3	15
Supplementary Reports:	
Report of Independent Registered Public Accounting Firm	16
Exemption Report Required by SEC Rule 17a-5, 17 C.F.R.	17